SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  ------------


                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2




                         American Telecom Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   03015P 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2006
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|    Rule 13d-1(b)
         |_|    Rule 13d-1(c)
         |X|    Rule 13d-1(d)

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CUSIP No. 03015P 10 1                 13G                      Page 2 of 8 Pages
---------------------                                          -----------------

========= ======================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          The Future, LLC
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]
                                                                        (b) | |
--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
---------------- ----- ---------------------------------------------------------
    NUMBER OF    5     SOLE VOTING POWER          373,500 shares of common stock
     SHARES      ----- ---------------------------------------------------------
  BENEFICIALLY   6     SHARED VOTING POWER              0 shares of common stock
    OWNED BY     ----- ---------------------------------------------------------
      EACH       7     SOLE DISPOSITIVE POWER     373,500 shares of common stock
    REPORTING    ----- ---------------------------------------------------------
   PERSON WITH   8     SHARED DISPOSITIVE POWER         0 shares of common stock
-------- -----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          373,500 shares of common stock

--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES  [ ]
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          5.7% of aggregate voting power

--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          OO
========= ======================================================================

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CUSIP No. 03015P 10 1                 13G                      Page 3 of 8 Pages
---------------------                                          -----------------

========= ======================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Tonda Mullis
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) [ ]
                                                                        (b) | |
--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
---------------- ----- ---------------------------------------------------------
    NUMBER OF    5     SOLE VOTING POWER          373,500 shares of common stock
     SHARES      ----- ---------------------------------------------------------
  BENEFICIALLY   6     SHARED VOTING POWER              0 shares of common stock
    OWNED BY     ----- ---------------------------------------------------------
      EACH       7     SOLE DISPOSITIVE POWER     373,500 shares of common stock
    REPORTING    ----- ---------------------------------------------------------
   PERSON WITH   8     SHARED DISPOSITIVE POWER         0 shares of common stock
-------- -----------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          373,500 shares of common stock

--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES  [ ]
--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          5.7% of aggregate voting power

--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
========= ======================================================================

---------------------                                          -----------------
CUSIP No. 03015P 10 1                 13G                      Page 4 of 8 Pages
---------------------                                          -----------------


Item 1(a).          Name of Issuer:

                    American Telecom Services, Inc.
                    ------------------------------------------------------------



Item 1(b).          Address of Issuer's Principal Executive Offices:

                    2466 Peck Road, City of Industry, CA 90601
                    ------------------------------------------------------------



Item 2(a).          Name of Person Filing:

                    The Future, LLC
                    ------------------------------------------------------------



Item 2(b).          Address of Principal Business Office or, if None, Residence:

                    417 Lucy Street, Henderson, Nevada  89015
                    ------------------------------------------------------------



Item 2(c).          Citizenship:

                    USA
                    ------------------------------------------------------------



Item 2(d).          Title of Class of Securities:

                    Common Stock
                    ------------------------------------------------------------



Item 2(e).          CUSIP Number:

                    03015P 10 1
                    ------------------------------------------------------------

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CUSIP No. 03015P 10 1                 13G                      Page 5 of 8 Pages
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Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

        (a)    |_| Broker or dealer registered under Section 15 of the Exchange
                   Act;
        (b)    |_| Bank as defined in Section 3(a)(6) of the Exchange Act.
        (c)    |_| Insurance company as defined in Section 3(a)(19) of the
                   Exchange Act;
        (d)    |_| Investment company registered under Section 8 of the
                   Investment Company Act;
        (e)    |_| An investment adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E);
        (f)    |_| An employee benefit plan or endowment fund in accordance
                   with Rule 13d-1(b)(1)(ii)(F);
        (g)    |_| A parent holding company or control person in accordance
                   with Rule 13d-1(b)(ii)(G);
        (h)    |_| A savings association as defined in Section 3(b) of
                   Federal Deposit Insurance Act;
        (i)    |_| A church plan that is excluded from the definition of an
                   investment company under Section 3(c)(14) of the Investment Company Act;
        (j)    |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

---------------------                                          -----------------
CUSIP No. 03015P 10 1                 13G                      Page 6 of 8 Pages
---------------------                                          -----------------



Item 4.        Ownership.

        (a) Amount beneficially owned:

               373,500 shares of common stock*
               -----------------------------------------------------------------

        (b) Percent of class:

               5.7%
               -----------------------------------------------------------------

        (c)    Number of shares as to which such person has:

        (i)    Sole power to vote or to direct the vote 373,500 shares of common
               stock*                                  -------------------------
               ------

        (ii)   Shared power to vote or to direct the vote 0 shares of common
               stock                                      ------------------
               -------

        (iii)  Sole power to dispose or to direct the disposition of 373,500
               shares of common stock*                               -------
               -----------------------

        (iv)   Shared power to dispose or to direct the disposition of 0 shares
               of common stock                                       --------
               ---------------













*Includes 12,500 shares of common stock issuable upon exercise of options. Does not include 12,500 shares of common stock issuable upon exercise of options or 50,000 shares of common stock that are the subject of performance accelerated restricted stock (PARS), which options and common stock will not vest within 60 days of December 31, 2006. The Future, LLC is wholly-owned by Tonda Mullis.

---------------------                                          -----------------
CUSIP No. 03015P 10 1                 13G                      Page 7 of 8 Pages
---------------------                                          -----------------


Item 5.        Ownership of Five Percent or Less of a Class.

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].




Item 6.        Ownership of More Than Five Percent on Behalf of Another Person.

               Not Applicable.



Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the Security Being Reported on by the Parent Holding Company.

               Not Applicable.



Item 8.        Identification and Classification of Members of the Group.

               Not Applicable.



Item 9.        Notice of Dissolution of Group.

               Not Applicable.



Item 10.       Certification.

               Not Applicable.

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CUSIP No. 03015P 10 1                 13G                      Page 8 of 8 Pages
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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                February 14, 2007
                                                --------------------------------

                                                The Future, LLC

                                                By:  /s/ Tonda Mullis
                                                -------------------------------
                                                     Tonda Mullis